

Nasdaq Regulation Nasdaq

Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

February 11, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on February 10, 2025, The Nasdaq Stock Market LLC (the "Exchange") received from Archimedes Tech SPAC Partners II Co. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Ordinary Share and one-half of one redeemable Warrant
Ordinary Shares, par value of $0.0001 per share
Warrants

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi